 Exhibit 99.1

SNDL Enters into a Stalking Horse Purchase Agreement for Indiva Limited's Business and Assets

CALGARY, AB, July 5, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that it has entered into a purchase agreement (the "Bid Agreement") with Indiva Limited ("Indiva") and its direct and indirect subsidiaries (collectively with Indiva, the "Indiva Group"), pursuant to which SNDL has offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the "Indiva Assets") for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to SNDL, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group's proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA Proceedings").

The Bid Agreement has been entered into in the context of the CCAA Proceedings, as part of a sales process where the Indiva Assets will be marketed to prospective purchasers (the "Sale Process") by PricewaterhouseCoopers Inc., the monitor in the CCAA Proceedings (the "Monitor") and, accordingly, is subject to approval by the court overseeing the CCAA Proceedings and to potential alternative bids submitted pursuant to the Sale Process.

Based on a report of the Monitor, dated July 4, 2024, issued in the CCAA Proceedings, the Monitor currently estimates the value of the credit bid and cash consideration payable by SNDL under the Bid Agreement to be in the range of approximately CAD$25 million to CAD$28 million. SNDL is the stalking horse bidder in the Sale Process, such that the Bid Agreement will set the "floor", or minimum acceptable bid, for other bidders and will be deemed accepted if there are no other bids submitted. If the Monitor determines that there is another bid that offers superior terms to the Bid Agreement, SNDL will also have the opportunity to participate in an auction process for the Indiva Assets. The Sale Process is currently expected to conclude by September 30, 2024.

The acquisition of the Indiva Assets is expected to further enhance SNDL's product portfolio, particularly in the edibles segment, and reinforce its position as a leading player in the Canadian cannabis market. Indiva's leading brands, Pearls by Grön, No Future Gummies and Vapes, Bhang Chocolate, Indiva Blips Tablets, Indiva Doppio Sandwich Cookies, and Indiva 1432 Chocolate, have garnered strong consumer loyalty and are known for their quality, innovation and value.

Advisors

McCarthy Tétrault LLP is acting as legal counsel for SNDL, Bennett Jones LLP is acting as legal counsel for the Indiva Group, and Osler Hoskin & Harcourt LLP is acting as legal counsel for the Monitor.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL". SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, the Company's ability to provide uninterrupted supply to its customer, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 19:48e 05-JUL-24